Exhibit 23.3

CONSENT OF KPMG LLP

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 19, 2013, with respect to the consolidated balance sheets of US Airways Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders’ equity (deficit), and cash flows for each of the years in the three year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” and “Selected Consolidated Financial Data” in the proxy statement/prospectus, which is part of this registration statement.

/s/ KPMG LLP

Phoenix, Arizona

April 12, 2013